Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No. 1-16107)

For more information:	Dennis Barber, Investor Relations: 832-357-3042 Laurie Fickman, Media Relations: 832-357-7720 www.rrienergy.com

For immediate release:	July 30, 2010
RRI Energy Reports Second Quarter 2010 Results
•	Merger with Mirant to create GenOn Energy expected to close by the end of the year
•	Significant near-term value creation driven by $150 million annual cost savings
•	Strengthened balance sheet and enhanced financial flexibility
•	Increased scale and geographic diversity across regions
•	Well positioned to benefit from improvement in market conditions
•	Captured approximately $400 million in additional future forward capacity revenue
•	Second quarter financial results reflect depressed commodity prices and weak economic conditions
•	Planned outage investments to improve future operating performance
HOUSTON — RRI Energy, Inc. today is reporting open EBITDA of $4 million for the second quarter of 2010, compared to ($10) million for the second quarter of 2009. The improvement was primarily due to improved energy margins and capacity prices. The company reported break-even adjusted EBITDA in the second quarter of 2010, compared to ($78) million in the second quarter of 2009. The improvement was due to the items mentioned above and a reduction on losses from coal hedges. The free cash flow deficit from continuing operations during the first half of 2010 improved to $85 million, compared to $147 million for the first half of 2009.
“Our proposed merger with Mirant Corporation will create significant near-term value for shareholders while preserving the fundamental value proposition of a recovery in commodity prices and supply and demand fundamentals,” said Mark Jacobs, president and chief executive officer of RRI Energy. “We are making excellent progress toward completing the steps necessary to finalize the merger and expect to close the transaction by the end of the year. Additionally, during the second quarter the company captured approximately $400 million in additional future forward capacity revenue. These revenues, primarily from the PJM assets, represent an important, stable and visible revenue stream.”
During the second quarter of 2010, RRI participated in the PJM RPM base residual auction for planning year 2013. Planning year 2013 is June 1, 2013 through May 31, 2014. RRI sold approximately 7,100 megawatts of capacity capturing capacity revenue of approximately $400 million.

Open EBITDA was $29 million for the first six months of 2010, compared to ($4) million for the same period of 2009. Adjusted EBITDA was $32 million for the first six months of 2010, compared to ($58) million for the same period of 2009. The improvements were due to the same factors as described above.
The loss from continuing operations before income taxes for the second quarter of 2010 was $188 million, compared to $185 million for the second quarter of 2009. The 2010 reported results include net unrealized losses from energy derivatives of $66 million and $14 million in merger-related costs. The reported numbers for 2009 include net unrealized gains from energy derivatives of $7 million.
The loss from continuing operations before income taxes for the first six months of 2010 was $402 million, compared to $325 million for the first six months of 2009. The 2010 reported results include net unrealized gains from energy derivatives of $61 million, a $17 million charge for western states and similar settlements, $14 million in merger-related costs and a $248 million charge for long-lived assets impairments. The reported numbers for 2009 include net unrealized losses from energy derivatives of $37 million. Operating cash flow from continuing operations was $27 million for the first half of 2010, compared to ($96) million for the same period of 2009.
Non-GAAP Financial Measures
This press release and the attached financial tables include the following non-GAAP financial measures:
•	EBITDA
•	Adjusted EBITDA
•	Open EBITDA
•	Adjusted cash flow used in continuing operations
•	Free cash flow used in continuing operations
•	Open energy gross margin
•	Other margin
•	Open gross margin
•	Total controllable costs
•	Total controllable costs/MWh
•	Total controllable costs/MW capacity
•	Gross debt
•	Net debt
•	Operation and maintenance, excluding severance
•	General and administrative, excluding severance and merger-related costs
A reconciliation of these financial measures and the most directly comparable GAAP measures is included above or in the attached financial tables. Additional information regarding these measures, including a discussion of their usefulness and purpose, is included in the Form 8-K furnished along with this press release. Certain factors that could affect GAAP financial measures are not accessible on a forward-looking basis, but could be material to future reported earnings and cash flows.

Webcast Of Earnings Conference Call
RRI Energy will host its second quarter 2010 earnings conference call beginning at 8:30 a.m. Eastern Time on Friday, July 30, 2010. The conference call will be webcast live with audio and slides at www.rrienergy.com in the Investor Relations section. A replay of the call can be accessed approximately two hours after the call’s completion.
About RRI Energy, Inc.
RRI Energy, Inc. (NYSE:RRI) based in Houston, provides electricity to wholesale customers in the United States. The company is one of the largest independent power producers in the nation with more than 14,000 megawatts of power generation capacity across the United States. These strategically located generating assets use natural gas, fuel oil and coal. RRI routinely posts all important information on its web site at www.rrienergy.com.
Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that contain projections, estimates or assumptions about our revenues, income, capital structure and other financial items, our plans and objectives for future operations or about our future economic performance, possible transactions, dispositions, financings or offerings, and our view of economic and market conditions. In many cases you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “believe,” “think”, “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words. However, the absence of these words does not mean that the statements are not forward-looking.
Actual results may differ materially from those expressed or implied by forward-looking statements as a result of many factors or events, including, but not limited to, statements about the benefits of the proposed merger involving us and Mirant Corporation, including our future financial position and operating results and the expected timing or ability to obtain necessary approvals and financing and to complete the merger, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emission allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness and other factors we discuss or refer to in the “Risk Factors” sections of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC). Our filings and other important information are also available on the Investor Relations page of our website at www.rrienergy.com.
Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It
This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between us and Mirant, on May 28, 2010, we filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of us and Mirant and that also constitutes a preliminary prospectus of us. On July 6, 2010, we amended these materials. These materials are not yet final and will be further amended. We and Mirant will distribute the final joint proxy statement/prospectus to our respective shareholders. We and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus, when available, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from our website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants in The Merger Solicitation
We, Mirant, and our respective directors, executive officers and certain other members of management and employees may be soliciting proxies from our and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of our and Mirant shareholders in connection with the proposed merger is contained the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about our executive officers and directors in our definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about our executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from us and Mirant as described above.
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